UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

SELECTIS HEALTH, INC.

(Name of Subject Company)

SELECTIS HEALTH, INC.

(Name of Person Filing Statement)

Common Stock, $0.05 par value per share
(Title of Class of Securities)

Adam Desmond

President

600 17th Street, STE 2800

Denver, CO 80202

(720) 680-0808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Paden Hanson
Ron Vance
Pearson Butler, LLC
1802 W South Jordan Pkwy STE 200
South Jordan, UT 84095
(801) 495-4104

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Statement”) relates is Selectis Health, Inc., a Utah corporation (“Selectis” or the “Company”). Selectis’s principal executive offices are located at 600 17th St., STE 2800 South, Denver, CO 80202. Selectis’s telephone number is (720) 680-0808.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s Common Stock, par value $0.05 per share (the “Common Stock”). As of March 9, 2026, there were 3,067,059 issued and outstanding shares of Common Stock.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address, and business telephone number of Selectis, which is the subject company and the person filing this Statement are set forth in Item 1, above. Selectis’s website is www.selectis.com. The information contained on or connected to Selectis’s website is not incorporated by reference in this statement and should not be considered a part of this Statement.

Tender Offer

This Statement relates to the cash tender offer (the “Offer”) by Black Pearl Equities, LLC, a New York limited liability company (the “Purchaser”), to purchase up to all of the outstanding shares of Selectis Common Stock, at $5.05 per share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), as disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by Purchaser with the Securities and Exchange Commission (the “SEC”) on March 10, 2026. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 10, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal that accompanies the Offer to Purchase.

The tender offer and the value of the consideration offered thereby, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the “Offer.” According to the Schedule TO, the Offer will expire at 5:00 p.m., on May 11, 2026, unless Purchaser extends or earlier terminates the Offer (as extended, the “Expiration Date”).

Purchaser has stated that the purpose of the Offer is to acquire up to 100% of the issued and outstanding Common Stock of Selectis thus giving Purchaser a significant voice in the direction of Selectis. Purchaser has stated that:

●	There are no plans for any extraordinary transactions, such as a merger, reorganization or liquidation, involving Selectis or any of its subsidiaries.
●	There are no current plans for any purchase, sale or transfer of a material amount of Selectis’s assets or any of its subsidiaries. However, Purchaser’s stated goal is to improve profitability of Selectis, and thus Purchaser will consider the sale of underperforming assets.
●	There are no plans for any material change in the present dividend rate or policy, or indebtedness or capitalization of Selectis.
●	Purchaser, along with its associates, intend to improve the management of the subject company and may seek board seats.
●	There are no plans for any other material changes in Selectis’s corporate structure or business.
●	There are no plans for any class of equity securities of Selectis to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association.

●	There are no plans for any class of equity securities of Selectis becoming eligible for termination of registration under section 12(g)(4) of the Exchange Act.
●	Depending on the number of shares of Common Stock acquired pursuant to the Offer, the Purchaser may seek to influence the composition of the Company’s Board of Directors, including the possible nomination of director candidates, and may pursue other actions designed to enhance shareholder value.

The Offer is also subject to numerous conditions. Notwithstanding any other provision of the Offer and in addition to (and not in limitation of) Purchaser’s rights to extend and amend the Offer at any time, in its discretion, Purchaser is not required to accept for purchase any shares of Selectis Common Stock tendered pursuant to the Offer and may terminate, extend or amend the Offer, if immediately prior to the expiration of the Offer, in the reasonable judgment of Purchaser, any one or more of the following conditions shall not have been satisfied:

●	The “Waiver of Shareholder Rights Condition” – Selectis must provide, on or before the Expiration Date, a certificate of its secretary certifying that: (i) Selectis’s Amended and Restated Rights Agreement (and any similar shareholder rights plan that may be in effect) has been amended, waived, or terminated so that no rights will be triggered by the Purchaser’s acquisition of Common Stock; (ii) all outstanding rights or similar instruments have been redeemed or otherwise terminated; and (iii) Selectis will not take any action that would cause any such rights to become exercisable or adjust adversely as a result of Common Stock acquired in the Offer;
●	The “Charter Ownership Limitation Waiver” – Selectis must provide, on or before the Expiration Date, a certificate of its secretary certifying that: (i) Selectis’s Amended and Restated Articles of Incorporation have been amended or a waiver has been granted such that no transfer or ownership limitation (including any 9.8% cap) applies to any shares acquired by the Purchaser in the Offer; and (ii) Selectis’s Board of Directors has irrevocably waived any charter, bylaw, or other provision that would otherwise cause any tendered and accepted Common Stock to be voided, transferred to a trust, or have their voting or economic rights impaired;
●	The “Minimum Tender Condition” – Selectis shareholders shall have validly tendered and not withdrawn prior to the expiration of the Offer at least 51% of the outstanding shares of Common Stock on a fully diluted basis; and
●	The “Material Adverse Effect Condition” – The Purchaser’s obligation to purchase shares of Common Stock is subject to there having been no material adverse change in the business, operations, assets, or financial condition of the Company prior to the Expiration Date.

According to the Schedule TO, the Purchaser reserves the right in its sole discretion and subject to applicable law, to increase the Offer price, extend the Offer, amend the terms of the Offer, waive conditions to the Offer, or otherwise modify the Offer in response to developments relating to the Company or discussions with the Company or its shareholders.

According to Schedule TO, U.S. persons who choose to tender their shares of Common Stock will be required to provide their Tax Identification Number (“TIN”) or Employer Identification Number (“EIN”), as applicable and provide a completed IRS Form W-9 to avoid backup withholding at a rate equal to 24%. Schedule TO further states that the backup withholding is not an additional tax and that the amount of backup withholding may be credited against the U.S. federal income tax liability of the person subject to backup withholding. In addition, Schedule TO states that all U.S. shareholders are urged to consult with their own tax advisers to determine who any backup withholding and reporting requirements apply to them with regard to their particular circumstances.

The foregoing summary of the Offer is qualified in its entirety by the descriptions contained in the Offer to Purchase, Schedule TO and the Letter of Transmittal. Information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be found on the SEC’s website at www.sec.gov.

The Schedule TO states that the principal executive offices of the Purchaser are located at 901 Myrtle Avenue, Brooklyn, NY 11206 and that its telephone number is (212) 235-1367.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Statement or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Purchaser or their respective executive officers, directors or affiliates, on the other hand.

The Company received the Offer on March 10, 2026. Thereafter, the Company’s Board of Directors (the “Board”) met on several occasions to discuss the Offer. On March 20, 2026, the Board approved a resolution for the Company to begin negotiating with Purchaser for a higher Offer Price. Since March 23, 2026, the Company has been engaged in a series of discussions with the Purchaser regarding valuation and potential transaction terms, including the possibility of raising the Offer Price. As of the date of this Statement, these negotiations are ongoing.

Relationship with Purchaser

According to Schedule TO, Purchaser is not a beneficial owner of any of the Company’s equity securities. Further, to the best of Selectis’s knowledge, neither Purchaser nor any of its affiliates listed on Schedule TO is an affiliate of Selectis. On or about February 16, 2026, Selectis and Purchaser executed a Mutual Confidentiality Agreement and had preliminary conversations about Purchaser acquiring Selectis or one or more of its assets, but the conversations did not lead to any material agreements or arrangements between the parties.

Arrangements with Current Directors and Executive Officers of Selectis

Arrangement with the Company’s Officers and Directors

In considering the recommendation of the Board set forth in Item 4, you should be aware that aside from their interests as shareholders, the executive officers and directors of the Company may be considered to have interests in the Offer that are different from, or in addition to, those of other shareholders generally. The Board was aware of, and considered, these interests, among other matters, in evaluating the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers and directors are as follows:

Name	Position
Adam Desmond	President/Director
Clifford Neuman	Director
David Furstenberg	Director
Kent Lund	Director
Lance Baller	Director
Dick Huebner	Director

If the executive officers and directors of the Company who own Common Stock tender their Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 9, 2026, the executive officers and directors of the Company beneficially owned, in the aggregate, 496,640 shares of Common Stock (which, for clarity, excludes shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units).

The following table sets forth (1) the number of shares of Common Stock beneficially owned as of March 9, 2026, by each of the Company’s executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company stock options and warrants exercise) and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $5.05 per share of Common Stock.

Executive Officers	Shares of Common Stock	Cash Value
Adam Desmond	53,069	$267,998.45

Directors
Adam Desmond	Included above	Included above
Clifford Neuman	122,864	$620,463.20
David Furstenberg(1)	7,080	$35,754.00
Kent Lund	19,253	$97,227.65
Lance Baller	294,374	$1,486,588.70
Dick Huebner	0	$0.00

All Executive Officers and Directors as a group	496,640	$2,508,032.00

(1) In addition to the shares listed above, David Furstenberg has trading authority over 230 shares of Common Stock held by his adult children.

In addition to the Common Stock referenced above, certain of the Company officers and directors hold warrants that they may choose to exercise and thereafter tender as part of the Offer. As of March 9, 2026, the executive officers and directors of the Company beneficially owned, in aggregate 67,500 warrants, exercisable at $2.25 per warrant. The following table sets forth (1) the number of warrants exercisable into shares of Common Stock beneficially owned as of March 9, 2026, by each of the Company’s executive officers and directors; (2) the exercise price; (3) the aggregate cash consideration that would be payable for such shares after exercise based on an Offer Price of $5.05 per share of Common Stock, and (4) the net proceeds (not including any taxes owed) the executive officer or director would receive if they decided to exercise their warrants and tender their shares.

Executive Officers	Warrants	Exercise Price	Cash Value	Net Proceeds
Adam Desmond	12,500	$2.25	$63,125.00	$35,000.00

Directors
Adam Desmond	Included above
Clifford Neuman	0
David Furstenberg	0
Kent Lund	0
Lance Baller	55,000	$2.25	$277,750	$154,000.00
Dick Huebner

Total	67,500			$189,000.00

In addition to their equity holdings, the executive officers and directors receive compensation for the services they render to the Company. The following table summarizes, on an annual basis, the cash compensation the Company ordinarily pays to its officers and directors:

Executive Officers	Salary	Other		Total
Adam Desmond	$250,000.00	$0.00		$250,000.00

Directors
Adam Desmond	Included above
Clifford Neuman	$30,000.00	$150,000.00	(1)	$180,000.00
David Furstenberg	$45,000.00	$0.00		$45,000.00
Kent Lund	$30,000.00	$0.00		$30,000.00
Lance Baller	$30,000.00	$0.00		$30,000.00
Dick Huebner	$30,000.00	$0.00		$30,000.00

Total	$415,000.00	$150,000.00		$565,000.00

(1) The $150,000 per year paid to Clifford Neuman reflects the estimated fees paid to Mr. Neuman for legal services he provides the Company.

Potential Payments and Benefits upon Termination or Change in Control

No executive officer or director is entitled to additional payments or severance based on termination or change in control. The only payout an executive officer or director is entitled to is payment for services rendered up until the date of their termination.

Item 4. The Solicitation or Recommendation

Recommendation

The Board has determined that it is unable to take a position with respect to the Offer at this time and is expressing no recommendation to the Company’s stockholders regarding whether to tender their shares. The Board will continue to evaluate the Offer and may make a recommendation to stockholders in the future if circumstances warrant.

Reasons

In evaluating the Offer, the Board consulted with the Company’s management and legal advisors. The Board specifically considered the following:

Common Stock Trading Price

The Board reviewed the trading price of the Company’s Common Stock, as reported on OTC Markets. The Board noted that over the past 12 months the Common Stock traded at a high of $4.05 per share and a low of $1.50 per share. Although the $5.05 offer per share represents roughly a 25% premium as compared to the highest trading price over the last year, trading volume was minimal during that period, making it difficult for the board to evaluate the Company’s value solely by its trading history.

The Board’s Estimate of the Company’s Value

The Board reviewed the information available to it to assess the Company’s value. As part of that review, the Board considered that the Company recently caused two of its wholly owned subsidiaries to enter into definitive Purchase and Sale Agreements with two Georgia limited liability companies for a total purchase price of $15,700,000. After costs associated with the sale of the facilities, the Company expects to receive net proceeds of $9,300,000, including ultimate receipt of a 10% holdback for contingencies contained in the purchase agreements. In addition, the Board considered a valuation report for its Lonoke Health and Rehab facility located in Lonoke, Arkansas, which listed the Going Concern “As-Is” value of the facility at $6,400,000. While the valuation report is dated November 1, 2024, there have been no material adverse changes in the facility that would lead the Board to believe that the valuation is materially lower than as listed in the report. In addition, the Company has a facility in Ohio and six more in Oklahoma. The Board considered a recent valuation for its Oklahoma facilities that listed a value of approximately $22,800,000. The Board considered that it does not have any readily available reports it can reasonably rely on for the Ohio facility but estimates that the value of the facility could approximate $5,100,000. The Board considered that in light of the foregoing estimates that the Company’s asset value is approximately $34,300,000. The Board considered that, including the estimated proceeds related to the sale of the Georgia facilities and existing cash, that the Company’s total assets could be valued as high as $45,600,000 if operations are maximized.

The Board considered the Company’s liabilities, which the Board estimates at approximately $18,700,00. Thus, the Board estimates that the net value of the Company is $26,900,000 if it sold all of its assets at the values estimated above and paid all of its liabilities. However, the Board considered that it is not an expert in valuations and does not believe that its estimates can be relied upon for the purpose of evaluating the Offer, leading it to the decision to not make a recommendation as to whether the Company’s shareholders should accept the Offer and tender their Common Stock. The Board has considered but has not yet engaged anyone for the purpose of obtaining a valuation or fairness opinion for the Offer.

Company’s Business Prospects

The Board has evaluated the Offer in light of the Company’s current business, financial condition, and future prospects, as well as potential strategic alternatives available to the Company.

In the course of its evaluation, the Board considered a variety of factors, including the Offer Price, the Company’s standalone prospects, market conditions, and the range of possible outcomes that could result from continued independence or a negotiated transaction.

Negotiation Process

The Board considered the fact that the Offer was unsolicited and not the result of robust arm’s-length negotiations. The Board considered that in other offers, the party submitting the tender offer and the party receiving the offer are known to each other and have provided each other with significant information about the target company’s assets and operations. In this case, while Purchaser and Selectis have had conversations, the nature of the discussions were more surface level and Purchaser and Selectis have never engaged in in-depth negotiations for Purchaser to buy Selectis or any of its facilities. The Board does not have any information as to the level of diligence that Purchaser has commenced to value the Common Stock at $5.05 per share and is unable to evaluate whether it was the result of careful review or something less robust.

The Board also considered that the Company has been, and may continue to be, engaged in discussions with Purchaser regarding a possible increase in the Offer Price, as well as the possibility of alternative transactions that could deliver greater value to stockholders. The Board has not made any determination as to whether any such discussions will result in a transaction or whether any alternative would provide greater value to stockholders.

Conditions to the Consummation of the Offer; Likelihood of Completion

The Board considered the likelihood of completing the Offer in light of the conditions of the Offer, including the condition that (1) at least 51% of the Common Stock being validly tendered and not withdrawn prior to the Expiration Date; and (2) there having been no material adverse change in the business, operations, assets, or financial conditions of the Company prior to the Expiration Date. The Board also considered the fact that there is no financing condition to the completion of the Offer.

The Board also considered the conditions that the Company amend its Articles of Incorporation and Amended and Restated Rights Agreement. As to the Articles of Incorporation, one of the conditions of the Offer is that the Articles of Incorporation be amended to waive any ownership limitations. The Board has reviewed its Articles of Incorporation and believes that the condition is irrelevant because the Company’s Articles of Incorporation have no ownership limitation. Further, the Board believes the condition related to the Company’s Amended and Restated Rights Agreement is also irrelevant because no such agreement exists.

Tender Offer Structure; Timing of Completion

The Board considered the anticipated timing of the consummation of the Offer, and the structure of the Offer as a cash tender offer for all outstanding Common Stock. The Board considered that the potential for closing in a relatively short time frame also could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period

The Board considered that, the Offer can be extended by the Purchaser within its own discretion but that the Offer did not provide the Company with the option to extend.

Information about Black Pearl Equities LLC

The Board considered the information available to it about Purchaser. To the Board’s knowledge, Purchaser was formed on December 2, 2021. The Board reviewed Purchaser’s website at www.blackpearlequities.com. The Board found very little information about the Purchaser and could not ascertain whether it believed Purchaser has the requisite knowledge, experience, or expertise to operate the Company if it decided to do so.

Certainty of Consideration

The Board considered the all-cash nature of the consideration to be paid in the Offer, which allows holders of Common Stock to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s business risks. The Board considered the fact that Purchaser listed Milrose Capital as the funding source for the Offer.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer.

The foregoing discussion of the reasoning of the Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “—Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Board believed were appropriate to consider, the Board has decided to remain neutral and to not express an opinion regarding the Offer.

Intent to Tender

After making reasonable inquiry, the Board is unaware at this time of any executive officer, director, affiliate, or subsidiary of the Company that intends to tender, sell, or hold their Common Stock.

Item 5. Person/Assets, Retained, Employed, Compensated or Used

No person is directly or indirectly employed, retained, or will be compensated by the Company to make solicitations or recommendations in connection with the Offer. At this stage, the Company has not engaged a financial advisor in connection with the Offer. In the coming days, the Company may engage a financial advisor and amend this Statement accordingly.

Item 6. Interest in Securities of Subject Company

No transactions with respect to the Common Stock have been effected by Selectis or, to the knowledge of Selectis after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9 except as follows:

Name	Transaction Date	Number of Shares	Pricer Per Share	Nature of Transaction
Adam Desmond	1/30/26	1500	$2.58	10b-5 purchase
Adam Desmond	2/4/26	959	$2.81	10b-5 purchase
Adam Desmond	2/5/26	1000	$2.62	10b-5 purchase

Item 7. Purpose of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Selectis is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Selectis’s securities by Selectis, any subsidiary of Selectis or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Selectis or any subsidiary of Selectis; (3) any purchase, sale or transfer of a material amount of assets of Selectis or any subsidiary of Selectis; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Selectis.

Sale of Georgia Facilities

As mentioned above, the Company, as disclosed in its Form 8-K filed with the SEC on March 9, 2026, has caused two of its subsidiaries to enter into a Purchase and Sale Agreement for the sale of its two remaining Georgia facilities. It is anticipated that the sale of the facilities will occur on or before June 1, 2026. The purchase price for the facilities is $15,700,000.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information

Golden Parachute Compensation

There are no agreements or understandings, whether written or unwritten, between the Company’s executive officers, the Company, or the Purchaser, concerning any type of compensation, whether present, deferred or contingent, that is based on or otherwise relates to an acquisition, merger, consolidation, sale or other disposition of all or substantially all of Selectis’s assets. Notwithstanding the foregoing, the Board is having active conversations regarding the adoption of a corporate employee retention program, which may result in additional compensation being awarded to the Company’s executive officers as a result of the completion of the transactions contemplated by the Offer. If a plan is adopted, the Company would amend this Statement to include all required information.

Item 9. Exhibits

None

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SELECTIS HEALTH, INC.

By:	/s/ Adam Desmond

Name:	Adam Desmond

Title:	President

Dated March 24, 2026